UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2025
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
(Address of principal executive office)
 __________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On August 5, 2025, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the second quarter ended June 30, 2025. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
Correction of Classification in the Consolidated Balance Sheets as of December 31, 2024 and March 31, 2025
During the preparation of the financial results for second quarter ended June 30, 2025, QIAGEN corrected the classification of $498.4 million and $498.5 million of debt previously reported as long-term that should have been classified as short-term as of December 31, 2024 and March 31, 2025, respectively, under U.S. generally accepted accounting principles (GAAP) due to the bondholder put date of December 17, 2025 on the $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027.
As a result of the correction, the December 31, 2024 and March 31, 2025 balances for the current portion of long-term debt and long-term debt, net of current portion, and the corresponding balances of total current liabilities and total long-term liabilities, have been adjusted as set forth in the table below.

In $ thousands	March 31, 2025			December 31, 2024
	As Previously Reported	Reclass	As Revised	As Previously Reported	Reclass	As Revised

Current portion of long-term debt	55,693	498,535	554,228	53,481	498,402	551,883
Total current liabilities	516,944	498,535	1,015,479	543,629	498,402	1,042,031
Long-term debt, net of current portion	1,352,646	(498,535)	854,111	1,338,067	(498,402)	839,665
Total long-term liabilities	1,620,548	(498,535)	1,122,013	1,578,654	(498,402)	1,080,252

All referenced amounts for prior periods in the press release furnished herewith as Exhibit 99.1 are presented on an as adjusted basis.
We, including the Audit Committee of our Supervisory Board, are currently evaluating the impact of these adjustments on, and the potential need to restate, our previously issued financial statements for the year ended December 31, 2024 included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2025 and the quarter ended March 31, 2025 included in our Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 13, 2025. These reclassifications had no effect, however, on the previously reported total assets, total liabilities, equity, or net income and, except as set forth above, we do not believe that there will be other adjustments to any of our previously issued financial statements as a result of this correction. In addition, we have not reached a conclusion and are assessing the impact of the correction described above on our internal control over financial reporting.
Statement Regarding the use of Non-GAAP and Constant Currency Financial Measures
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: August 6, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated August 5, 2025

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